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SE 18006722

SEC
Mail Processing
Section
MAR 07 2018
Washington DC
415

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J K Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

149 Cross Rail Lane Ste 102
(No. and Street)

Norco	CA	92860
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Zheng 714-704-1818
(Area Code – TelephoneNumber)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

BW

OATH OR AFFIRMATION

I, Joe Zheng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J K Financial Services, Inc, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Riverside

RENE MOJARRO
Commission # 2127218
Notary Public - California
Riverside County
My Comm. Expires Oct 16, 2019

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me on this 28 day of February, 2018, by
Date *Month* *Year*

(1) Joe Zheng

(and (2) ______),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

J K FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AS OF AND FOR THE YEAR-ENDED DECEMBER 31, 2017

Table of Contents

J. K. FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM AS OF AND FOR THE YEAR-ENDED DECEMBER 31, 2017

Table of Contents

Jennifer Wray CPA PLLC
PCAOB Registered # 6328
16418 Beewood Glen Dr Sugar Land, TX 77498
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
J.K. Financial Service Inc

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) J.K. Financial Service Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.K. Financial Service Inc claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) J.K. Financial Service Inc stated that J.K. Financial Service Inc met the identified exemption provisions throughout the most recent fiscal year without exception. J.K. Financial Service Inc's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about J.K. Financial Service Inc 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray, CPA

Sugar Land, TX

February 27, 2018

J K Financial Services, Inc.

Financial Statements

Statement of Financial Condition As of and for the Year-Ended December 31, 2017

Assets

Current Assets:	
Cash	$ 185,983
Clearing Broker Deposit	51,637
Accounts Receivable	22,380
Non-Current Assets	
Furniture and Equipment, at cost, Net of Accumulated Depreciation	59,509
Total Assets	$ 319,509

Liabilities and Stockholder's Equity

Liabilities:	
Accounts Payable and Accrued Expenses	$ 55,459
Total Liabilities	55,459
Stockholder's Equity	
Common Stock, $1.00 par value, 200,000 shares authorized; 115,000 shares outstanding	115,000
Distributions	(275,000)
Retained Earnings	352,624
Net Income	71,426
Total liabilities and Stockholder's Equity	$ 319,509

The accompanying notes are an integral part of these financial statements.

J K Financial Services, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2017

Revenues:	
Commission Income	$ 432,558
Interest and Other Income	846
Total revenues	433,404
Expenses:	
Commissions Expense	148,107
Professional fees	10,740
Salaries	72,000
Travel expenses	10,130
Office Expense	10,601
Information Data	1,574
Insurance	8,321
Transportation Expenses	15,814
Rent	21,715
Maintenance and Repairs	18,914
Depreciation and Amortization	32,085
State Taxes	1,932
Other expenses	10,045
Total expenses	361,978
Net income	**$ 71,426**

The accompanying notes are an integral part of these financial statements.

J K Financial Services, Inc.

Financial Statements

Statement of Changes in Ownership Equity As of and for the Year-Ended December 31, 2017

Balance at December 31, 2016	$ 192,635
Net income	71,426
Member distributions	-
Prior Period Adjustment	(11)
Balance at December 31, 2017	$ 264,050

The accompanying notes are an integral part of these financial statements.

J K Financial Services, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2017

Cash flows from Operating Activities:	
Operating Income (EBIT)	$ 71,426
Depreciation Expenses	32,085
Increase in accounts receivable	(380)
Increase in accounts payable	48,574
Net Cash Flow from Operating Activities	151,705
Cash flows from Investing Activities:	
Purchase of Fixed Assets	(72,447)
Increase in Clearing Deposit	(48)
Net Cash Used from Investing Activities	(72,495)
Cash flows from Financing Activities:	
Member Distributions	-
Net Cash Used in Financing Activities	-
Net Increase in Cash	79,210
Cash at Beginning of the Year	106,773
Cash at End of the Year	$ 185,983

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2017

Note 1 - Organization and Nature of Business

J K Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a California Corporation that incorporated on October 20, 1999.

Note 2 - Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member

k 2 ii exemption

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and

assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Depreciation and Amortization - Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years. Start-up expenditures are amortized over five years.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Fair Value Measurements on a Recurring Basis As of December 31, 2017

The Company does not have any securities positions.

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $204,541 which was $199,541 in excess of its required net capital of $5,000. The Company's net capital ratio was .27 to 1.

Note 5 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies the company is subject to a 1.5% tax on net income over the minimum tax of $800.

Note 6 - Exemption from the SEC Rule 15c3-3

Broker Dealer is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company

and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 7 - Clearing Broker Deposit
The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2017 was $51,637.

Note 8 - SIPC Supplementary Report Requirement
The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a- 5(e) (4) for fiscal year ending December 31, 2017, because the Company's SIPC Net Operating Revenues are under $500,000.

Note 9 - Operating Lease Commitments
The Company rents office space under a lease agreement expiring in July 31, 2020.

Minimum future lease commitments from January 1, 2018, to July 31, 2020, total an amount equal to $69,750. Rent expense for the year ended December 31, 2017 was $21,715.

Note 10 - Subsequent Events
Management has reviewed the results of operations for the period of time from its year end December 31, 2017, through Feb 26, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would required disclosure.

J K Financial Services, Inc.

Computation of Net Capital Requirements Pursuant

To Rule 15c3-1 December 31, 2017

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 264,050
Non -Allowable Assets - Furniture and equipment, net	(59,509)
Net Capital	$ 204,541
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness –	
6.67% of net aggregate indebtedness	3,699
Minimum dollar net capital required	5,000
Net Capital required (greater of above amounts)	5,000
Excess Capital	$ 199,541
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 193,995
Computation of Aggregate Indebtedness Total liabilities	55,458
Aggregate indebtedness to net capital	0.27

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 204,541
Haircut	0
Other adjustments	0
Net Capital per Audit	$ 204,541

J K Financial Services, Inc.

Schedule III – Information Relating to Possession or Control

Requirements Under Rule 15c3-3

As of December 31, 2017

Information relating to possession or control requirements in not applicable to Broker Dealer as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

A computation of reserve requirement is not applicable to Broker Dealer as the Company qualifies for exemption under Rule 15c3- 3 (k) (2) (ii).

J. K. FINANCIAL SERVICES, INC
149 Cross Rail Line
Suite 102
Norco, CA. 92860

EXEMPTION REPORT

J. K. Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §5c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

J. K. FINANCIAL SERVICES, INC

I, Joseph Zheng, affirm that o the best of my knowledge and belief, this Exemption Report is true and correct.

Joseph Zheng
President
J. K. Financial Services, Inc.

February 26, 2018

Jennifer Wray CPA PLLC

PCAOB Registered # 6328
16418 Beewood Glen Dr Sugar Land, TX 77498
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
J. K. Financial Service, Inc,

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of J. K. Financial Service, Inc as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of J. K. Financial Service, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of J. K. Financial Service, Inc's management. My responsibility is to express an opinion on J. K. Financial Service, Inc's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to J. K. Financial Service, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

The financial statement has been subjected to audit procedures performed in conjunction with the audit of J. K. Financial Service, Inc's financial statements. The supplemental information is the responsibility of J. K. Financial Service, Inc's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA

I have served as J. K. Financial Service Inc's auditor since 2017

Sugar Land, TX

February 27, 2018